Yukon-Nevada Gold Corp. Winterization and Production Update for
Jerritt Canyon, Nevada

Vancouver, BC – October 31, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce a production update for the third quarter and progress on the winterization of the milling facility at Jerritt Canyon located 50 miles north of Elko, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of Yukon-Nevada Gold Corp. ("YNG" or the "Company").

The Jerritt Canyon operation shipped 21,345 ounces of gold in Q3, comprised of 6,865 ounces in July, 7,195 ounces in August and 7,285 ounces in September.

Winterization and improvements of the milling facility at Jerritt Canyon are well underway and include installation of a new ore dryer, rebuilding the crushing circuit, construction of housing for the ore dryer, fine-crushing circuit conveyor reconfiguration, change-out of the Merrill-Crowe precipitation circuit with an electrowinning circuit, replacement of a quench tank, and improvements to the oxygen plant.

It is anticipated that all winterization and improvement projects will be completed by mid-December. Manufacturing of the new ore dryer encountered some delays, but shipping from the manufacturer started on October 25, 2011 and will be at site by mid-November 2011 and fully installed by mid-December, 2011. The fine crushing circuit is being rebuilt and will be fully enclosed from weather and fully operable by mid-December. The operation has continued to produce gold through the current construction by implementing work-arounds to the refurbishment activities. A shutdown period of around 10 days will be required, likely starting in late November.

Work on the new tailings storage facility (“TSF”) is also progressing on schedule and on budget. In July 2011 the Company received regulatory approval to break ground and start construction of the new TSF. This new TSF will be state of art using two double lined impoundments: one for tailings solids and one into which tailings water will be decanted. This separation during operations is intended to provide greater stability to the tailings and reduce the time and costs for the ultimate closure and reclamation of the facilities. The TSF is also expandable and will be able to serve Jerritt Canyon many years into the future.

Earthworks on TSF water storage reservoirs are complete and installation of the double lining, piping and pumping systems is in progress. Installation of the double lining on the first water storage reservoir will be complete by the end of the October and work continues on double lining the second water storage reservoir. Earthworks on TSF are 95% complete and will be completed by the end of the month. Installation of the double lining, piping and pumping systems will be completed by August 2012 allowing use any time after when the first TSF reaches maximum capacity.

Chief Operating Officer, Randy Reichert states, “We are in a good position to ramp up production at the milling facility now that mining has begun at the SSX-Steer underground mine and once the refurbishments are completed at the mill. We are confident that everything should be running smoothly going forward into the winter months at Jerritt Canyon. Our team worked long and hard to have everything finished before the winter sets in. With many years of experience developing and operating mines in arctic environments, I am confident that all refurbishment projects will be completed as planned even if winter sets in early.”

Please click here to view the latest photos from the construction of the TSF, ore dryer housing and underground equipment delivery:
http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=484780&_Type=Jerritt-Canyon&_Title=Project-gallery

This news release was reviewed and approved by the Company's COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.